Exhibit 21

Subsidiaries of City Holding Company

As of December 31, 2006, the subsidiaries, each wholly-owned, of City Holding Company included:

City National Bank of West Virginia 3601 MacCorkle Avenue S.E. Charleston, West Virginia	National Banking Association	Insured Depository Institution

City Financial Corporation 3601 MacCorkle Avenue S.E. Charleston, West Virginia	West Virginia Corporation	Inactive Securities Brokerage and Investment Advisory Company

City Mortgage Corporation Pittsburgh, Pennsylvania	Pennsylvania Corporation	Inactive Mortgage Banking Company

City Holding Capital Trust 25 Gatewater Road Charleston, West Virginia	Delaware Business Trust	Special-purpose Statutory Trust

City Capital Management Company 300 Delaware Avenue Wilmington, Delaware	Delaware Corporation	Capital Management Company